12012534

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OSAGE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway Suite 400
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin 561-981-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

7900 Glades Road	Boca Raton	FL	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan B. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Osage Investments, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Johanna A. Garcia
Commission # DD798685
Expires: JUNE 18, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

C.F.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in XXXXXXXXXXXXX Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report of Independent Auditors on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

OSAGE INVESTMENTS, INC.

For the Year Ended December 31, 2011

OSAGE INVESTMENTS, INC.

Financial Statements and Supplemental Information

For the Year ended December 31, 2011

Contents

SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of Osage Investments, Inc.

We have audited the accompanying statement of financial condition of Osage Investments, Inc. as of December 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Osage Investments, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Boca Raton, Florida
February 17, 2012

OSAGE INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2011

ASSETS		
Current Assets		
Cash	$	7,821
Deposits		685
Prepaid expenses		3,443
Total Current Assets		11,949
Total Assets	**$**	**11,949**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	1,127
Accrued liabilities		43
Total Liabilities		1,170
Stockholders' Equity		
Common stock $.001 par value 1000 share authorized, issued and outstanding		1
Additional paid-in capital		31,569
Accumulated deficit		(20,791)
Total Stockholders' Equity		10,779
Total Liabilities and Stockholders' Equity	**$**	**11,949**

See accompanying notes.

OSAGE INVESTMENTS, INC.

Statement of Operations

For the Year Ended December 31, 2011

Revenue		
Commissions	$	417
Other service income		3,530
		3,947
Expenses		
License and registration fees		2,927
Insurance		347
Communications		938
Rent		510
Professional fees		359
Other expenses		359
		5,440
Loss before taxes		(1,493)
Provision for income taxes		
Current expense		
Total income tax expense		-
Net loss	$	(1,493)

See accompanying notes.

OSAGE INVESTMENTS, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2011

	Common Stock		Additional Paid - in	Retained Earnings (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance, December 31, 2010	1,000	$ 1	$ 31,255	$ (19,298)	$ 11,958
Capital contributed by parent and related entity			12,500		12,500
Capital distributed on sale			(12,186)		(12,186)
Net loss				(1,493)	(1,493)
Balance, December 31, 2011	1,000	$ 1	$ 31,569	$ (20,791)	$ 10,779

See accompanying notes.

OSAGE INVESTMENTS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,493)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities		
Deposits		(685)
Prepaid insurance expense		(186)
Prepaid other expense		(3,257)
Accounts payable		1,127
Accrued expenses		43
Net cash used in operating activities		(4,451)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to prior owners		12,272
Net cash provided by financing activities		12,272
NET INCREASE IN CASH		7,821
CASH BALANCE		
Beginning of the year	$	-
End of the year	$	7,821
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	-

See accompanying notes.

OSAGE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2011

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Osage Investments, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Washington Corporation incorporated September 17, 2001.

It offers a full suite of investment banking services including Advisory Services, Mergers & Acquisitions, Corporate Finance, Corporate Services, Value-Added Services, and Placement Agent Services. The company often conducts business together with the resources of National Holdings Corp.

In connection with its activities as a broker-dealer, the Company does not have any public customers thus it does not hold customer funds or securities and it does not currently have a relationship with a clearing firm.

On February 11, 2011 Osage National LLC concluded its purchase of 100% of the issued and outstanding shares of RA Bench Securities, Inc. ("RA Bench") to Osage National LLC. Upon completion of the sale the name became Osage Investments, Inc. Osage National, LLC is a joint venture between Osage, LLC. and National Holdings Corporation, wherein Osage, LLC owns 60% of Osage National and National Holdings owns 40%. This transaction had been approved by the Financial Industry Regulatory Authority ("the FINRA").

The operations of Osage Investments, Inc. have been immaterial since the transfer of ownership in February 2011.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturation of less than ninety days that are not held for sale in the ordinary course of business.

OSAGE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2011

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk

As of December 31, 2011, the Company did not have cash balances in banks in excess of the maximum amount insured by the FDIC. The Company maintains its cash positions at high quality financial institutions.

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with professional standards. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue Recognition

The Company earns revenue from investment banking and consulting. Fees for investment banking and consulting services are recognized as earned. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

NOTE 2: INCOME TAXES

In prior years, the Company had a Subchapter S election in effect. As an S corporation, the Company was not subject to federal income taxes, but instead, the shareholders were taxed on their proportionate shares of the Company's taxable income. Accordingly, the Company did not record a provision for income taxes for years prior to 2011.

On February 11, 2011 one-hundred percent (100%) of the Company's outstanding stock was acquired by Osage National, LLC - a disqualified shareholder for Subchapter S purposes. As a result of the acquisition of its stock by Osage National, LLC, the Company's Subchapter S status was terminated and beginning on February 12, 2011 the Company became a Subchapter C corporation subject to corporate income taxes.

The acquisition by Osage National, LLC created two short (stub) tax periods in 2011 - a short (stub) period S Corporation tax return for the period January 1, 2011 through February 11, 2011 and a short (stub) period C Corporation tax return for the period February 12, 2011 to December 31, 2011. Taxable income has been allocated between the two stub periods.

For 2011, the Company had a net loss for financial statement purposes of $1,493 and no material permanent or temporary differences for income tax purposes. Accordingly, the Company's tax net operating loss for the year was considered to be not material and the Company has not recorded any deferred tax assets, liabilities, valuation allowances, or any provision for current or deferred income taxes for the tax period February 12, 2011 to December 31, 2011. Additionally, there was no material difference between the Company's overall effective tax rate and the applicable federal statutory tax rate.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement in 2011 vFinance Investments Inc., whereby the Company agrees to make approximate monthly payments in the amount of $350 to vFinance Investments. The Company paid approximately $1,071 related to this agreement.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $6,651 that was $1,651 in excess of its required net capital of $5,000. The Company's aggregate indebtedness equaled $1,170 and the percentage of aggregate indebtedness to net capital was 17.6%.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

OSAGE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2011

NOTE 5: STOCKHOLDER'S EQUITY

On February 11, 2011 Osage National LLC concluded its purchase of 100% of the issued and outstanding shares of RA Bench Securities, Inc. ("RA Bench") to Osage National LLC. Upon completion of the purchase, the Osage National contributed $12,500 and the remaining capital consisting of $12,186 was distributed to the prior owner, and the name was changed to Osage Investments, Inc. Osage National, LLC is a joint venture between Osage, LLC and National Holdings Corporation, wherein Osage, LLC owns 60% of Osage National and National Holdings owns 40%. This transaction had been approved by the Financial Industry Regulatory Authority ("the FINRA"). Upon completion of the purchase

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2012, which is the date the financial statements were issued, and has concluded that no such events or transactions took place which would require disclosure herein.

NOTE 7. STATEMENTS AND SCHEDULES NOT FILED

The following statements and schedules have not been filed for the reasons noted:

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
The Company has no liabilities subordinated to the claims of general creditors.

Computation of Reserve Requirement pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3
Not applicable because the Company does not hold customer funds or securities.

SIPC Supplemental Report Information – Rule 17a-5(e)(4)
Not required because the gross revenues of the Company are less than $500,000.

OSAGE INVESTMENTS, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	10,779
Deductions:		
Non-Allowable Assets		
Prepaid expenses and deposits		4,128
Total Non-Allowable Assets		4,128
Net Capital	$	6,651
AGGREGATE INDEBTEDNESS		
Accounts payable		1,127
Accrued expenses		43
Aggregate Indebtedness	$	1,170
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	5,000
Excess Net Capital	$	1,651
Excess Net Capital at 1000%	$	6,534
Ratio of Aggregate Indebtedness to Net Capital		17.6%
Reconciliation		
Net capital, per unaudited December 31, 2011 FOCUS report, as filed	$	6,651
Net Adjustments		-
Net capital, per December 31, 2011 audited report, as filed	$	6,651

OSAGE INVESTMENTS, INC.
(a wholly owned subsidiary of National Holdings Corporation)

Statement Regarding SEC Rule 15c3-3
December 31, 2011

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(i) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To The Stockholders of Osage Investments, Inc.

In planning and performing our audit of the financial statements of Osage Investments, Inc (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sheck & Co., LLP

Boca Raton, Florida
February 17, 2012